UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: March 31, 2024

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ For the Transition Period Ended:

Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I—REGISTRANT INFORMATION

GAMIDA CELL LTD.

Full Name of Registrant

N/A

Former Name if Applicable

116 Huntington Avenue, 7th Floor

Address of Principal Executive Office (Street and Number)

Boston, Massachusetts 02116

City, State and Zip Code

PART II—RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III—NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Gamida Cell Ltd. (the “Registrant”) is filing this Notification of Late Filing on Form 12b-25 with respect to its Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2024 (the “Form 10-Q”). As disclosed in the Registrant’s Current Report on Form 8-K (“Form 8-K”) filed with the Commission on March 27, 2024, the Registrant entered into a Restructuring Support Agreement (the “Support Agreement”) with Gamida Cell Inc., a Delaware corporation and wholly-owned subsidiary of the Registrant, and certain funds managed by Highbridge Capital Management LLC, pursuant to which the parties agreed to restructure all of the outstanding equity and debt of the Registrant and Gamida Cell Inc. in a voluntary restructuring proceeding (the “Debt Arrangement”) in the District Court of Be’er Sheba, Israel (the “District Court”) that is governed by Israeli law. As disclosed in the Registrant’s Form 8-K filed with the Commission on May 10, 2024, the District Court approved the Debt Arrangement.

In addition, on April 22, 2024, the Registrant filed a Current Report on Form 8-K reporting the filing of a petition for recognition and enforcement of the Debt Arrangement in the United States under Chapter 15 of Title 11 of the United States Code in the United States Bankruptcy Court for the District of Delaware (the “Delaware Bankruptcy Court”). On May 15, 2024, the Delaware Bankruptcy Court entered a final order granting recognition and enforcement of the Debt Arrangement.

The Registrant was unable to finalize and file the Form 10-Q within the prescribed time period due to uncertainty related to the timing of closing the transactions related to Debt Arrangement, and otherwise significant demands related to the Debt Arrangement that diverted management time and resources from the Registrant’s normal process of preparing and reviewing Quarterly Reports on Form 10-Q. The Registrant is working expeditiously to prepare and file the Form 10-Q as soon as practicable.

The Registrant cautions that trading in the Registrant’s securities during the Debt Arrangement is highly speculative and poses substantial risks. Holders of the ordinary shares may not receive any recovery on account of such securities.

PART IV—OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Abigail Jenkins	617	892-9080
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Registrant anticipates significant changes in its results of operations due to (i) the Registrant’s transition from a clinical-development stage company to a commercial stage company and the accompanying recognition of revenue and costs relating to sales of Omisirge and (ii) the Registrant’s increased expenses related to the Restructuring.

The Registrant’s net revenue was approximately $0.7 million for the three months ended March 31, 2024, compared to zero in net revenue during the three months ended March 31, 2023.

The Registrant expects cash and cash equivalents as of March 31, 2024 to be approximately $24.8 million.

The Registrant is still finalizing its results of operations for the three months ended March 31, 2024; therefore, these are preliminary results based on the Registrant’s current expectations. These preliminary financial results are subject to change, and the Registrant’s actual results may differ materially from such estimates.

The Registrant is unable to provide, among other things, a reasonable estimate of its net revenue, cost of sales and net loss for the three months ended March 31, 2024; thus, a reasonable estimate of the Registrant’s results of operations cannot be made as indicated in Part III of this Form 12b-25. Furthermore, as discussed above, on March 27, 2024 the Registrant commenced the Restructuring and subsequently filed to seek relief under Chapter 15 and Chapter 11 of Title 11 of the United States Bankruptcy Code. The Registrant has not completed its assessment of the effects that the Restructuring has had on its financial statements, and thus the Registrant cannot provide a reasonable estimate of such effects at this time.

Cautionary Notice Regarding Forward-Looking Statements

This Form 12b-25 includes information that constitutes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on the Registrant’s current beliefs, assumptions and expectations regarding future events, which in turn are based on information currently available to the Registrant. Such forward-looking statements include statements regarding the Registrant’s expectations with respect to its net revenue for the three months ended March 31, 2024. By their nature, forward-looking statements address matters that are subject to risks and uncertainties. A variety of factors could cause actual events and results to differ materially from those expressed in or contemplated by the forward-looking statements. These factors include, without limitation, the risk that additional or different information may become known prior to the expected filing of the Form 10-Q. Other risks affecting the Registrant are discussed in the Registrant’s filings with the Securities and Exchange Commission. The Registrant undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise, except to the extent required by applicable laws.

GAMIDA CELL LTD.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	May 16, 2024	By:	/s/ Abigail Jenkins
			Name:	Abigail Jenkins
			Title:	President, Chief Executive Officer and Director

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

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